MANAGEMENT’S DISCUSSION AND ANALYSIS

For The Third Quarter Ended September 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries (“Augusta” or the “Company”) should be read in conjunction with the accompanying condensed consolidated interim financial statements for the nine months ended September 30, 2013 which is available on the SEDAR website at www.sedar.com. The condensed consolidated interim financial statements are prepared in accordance with IAS 34 “Interim Financing Reporting:” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollar unless otherwise noted. This MD&A is prepared as of November 13, 2013.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT LLC under the symbol “AZC”.

Cautionary Statement on Forward-Looking Statements
This MD&A contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning:

  expectations surrounding future financings or refinancings;
  the Company’s plans at the Rosemont Project including timing for final permits and construction; estimated production; and
  capital and operating and cash flow estimates.

Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company’s common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors discussed in the section entitled “Risk Factors” in this MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States. Readers are also advised to consider such forward-looking statements or information, which speak only as of the date the statements were made, while considering the risks set forth below under the section “Risk Factors”.”

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

Description of the Business

Augusta and its wholly-owned subsidiary, Rosemont Copper Company (“RCC”), are engaged in the exploration and development of mineral properties in Pima County, Arizona. Augusta’s main asset is the Rosemont copper project (“Rosemont” or “Rosemont Project”) which is currently in the final stages of the permitting process. The Company expects the final Environmental Impact Statement (“EIS) and draft Record of Decision (“ROD”) to be issued in the fourth quarter of 2013. The issuance of the draft ROD starts the new 90-120 day comment and resolution period where the US Forest Service (“USFS”) will finalize the ROD by examining comments, preparing written responses and negotiating changes to the draft ROD. Construction is therefore expected to commence in the second quarter of 2014. Rosemont is expected to be one of the largest copper mines in the United States, accounting for approximately 10% of total U.S. copper production.

The Rosemont property is comprised of approximately 30,000 acres (12,140 hectares) of patented and unpatented claims and fee land and surface grazing leases. Rosemont is approximately 50 kilometres southeast of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC. Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Corporate Developments

On October 17, 2013, the Company’s Shareholder Rights Plan (the “Rights Plan”) was ratified and approved by its shareholders at the Special Meeting of Shareholders. The Rights Plan, which came into effect on April 19, 2013, will now continue in force to the end of the Company’s Annual Meeting of Shareholders in 2016.

On August 14, 2013, the Company entered into a Notes Purchase Agreement providing for the Company to issue an aggregate of Cdn$10 million in convertible unsecured notes of the Company (the “Notes”). The Notes have a 5 year maturity date, bear interest at 7% per annum, and have a conversion price equal to a premium of 30% of the volume weighted average trading price of the Company’s Common Shares on the TSX for the five trading days ending the last business day prior to the closing date of each tranche.

On August 9, 2013, the Company’s wholly-owned subsidiary, Rosemont Copper Company, together with its joint venture partners, LG International Corp. and Korea Resources Corporation, announced the signing of a project financing mandate letter (the “Mandate Letter”) with a syndicate of 12 international financial institutions (the “Mandated Lead Arrangers” or “MLAs”). The Mandate Letter sets out an exclusive arrangement with the MLAs describing the activities needed to arrange a limited recourse loan facility for the construction of the Company’s Rosemont Project in Arizona. The proposed senior secured debt is expected to provide all of the debt required for Rosemont, including a cost overrun component. The Mandate Letter also specifies the roles and responsibilities of the MLAs, appoints certain MLAs to agent roles and stipulates certain fees payable to the MLAs and agents.

On August 8, 2013, the Company’s wholly-owned subsidiary, Cobre Verde de Mexico, S.A. de C.V. (“Cobre Verde”) was awarded a 25 year concession by the Administracion Portuaria Integral de Topolobampo, S.A. de C.V. (“API”) to build and operate a copper concentrate export facility at the Port of Topolobampo, Sinaloa, Mexico, subject to execution of final concession documentation. The facility, which will be built on a 54,500 square meters site at the Port of Topolobampo, will manage bulk concentrate receiving, storage, and reclaim for load-out onto transport ships. The Company is evaluating the use of the terminal for the export of copper concentrates. The Company has engaged National Bank Financial Inc. as its exclusive financial advisor in connection with a potential transaction involving a direct or indirect investment by third parties in Cobre Verde.

On July 1, 2013, the USFS delivered the Preliminary Administrative ("PA") Final Environmental Impact Statement ("FEIS") for the Rosemont Project to the Federal, State and Local cooperating agencies for their final comments. This follows a detailed internal review by the regional and Washington, D.C. offices of the USFS. The cooperating agencies have been given 30 days to provide their final comments, following which the FEIS will be finalized and issued.

The PA FEIS includes a description of the environmental impacts of the Rosemont Project, including impacts to water and air quality, cultural resources, recreation and wildlife. This discussion includes the results of consultation with the U.S. Fish and Wildlife Service ("USFWS"). The PA FEIS concludes and supported by the USFWS, that the project would not jeopardize the continued existence of any of the ten federally listed (threatened and endangered) species that may occur in the project area. The PA FEIS also concludes that the project will not result in adverse modification of any designated critical habitat. Further, as anticipated and planned for, certain monitoring and mitigation requirements will be required to minimize the impacts of the project.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

Permitting and Environmental Impact Statement

On July 1, 2013, the USFS delivered the PA FEIS for Rosemont Project to the Federal, State and Local cooperating agencies for their final comments. This follows a detailed internal review by the regional and Washington, D.C. offices of the USFS. The cooperating agencies were given 30 days to provide their final comments with the draft ROD being issued prior to September 27, 2013 when a new ROD process came into effect. Rosemont was notified by the USFS that the ROD would be processed under the new rules which replaced the original 105-day appeal period with a statutory 90-120 day comment and resolution period following the issuance of a draft ROD. The comment and resolution period is comprised of a 45-day comment period, where only parties who had submitted substantive comments during prior public comment periods may comment, and 45-60 day resolution period, where comments which meet a certain significant level will be addressed. The FEIS and draft ROD are now scheduled to be issued in the fourth quarter of 2013.

The Air Permit and the Aquifer Protection Permit (“APP”) were each in administrative appeal process. On July 8, 2013, the Arizona Water Quality Appeals Board upheld the judge’s affirmation of Rosemont’s APP. After the Company received this favorable ruling, the appellants appealed the decision and filed a lawsuit seeking to overturn the decision. The appeal will be strictly limited to the process and to those issues raised by the appellants. No date has been scheduled for this hearing. The APP permit remains in force as issued, during the challenge process.

The hearings on the Air Permit application concluded in August and closing argument filings will continue until November 27, 2013. The Air Permit ruling will be issued either late in the fourth quarter of 2013 or early in 2014. The Company had intervened in this appeal and provided technical support to the Arizona Department of Environmental Quality as well as a legal defense of the Air Permit. The Air Permit is considered final and in force, even while it is undergoing a review as per the State of Arizona administrative procedures.

There are several administrative steps to finalize the Federal 404 permit. The State of Arizona must concur that the 404 permit conditions are protective of surface water quality standards (State 401 certification). The US Fish and Wildlife Service must complete their Section 7 consultation processes and assure compliance with endangered species protection rules. The USFS must coordinate formal documentation of a multi-agency agreement to comply with historic site preservation rules. These are all in advanced or final stages of completion. The Company expects to receive its 404 permit after the issuance of the Final EIS from the USFS.

Project construction activities can commence on public lands following the issuance of the 404 permit and the final ROD, which will include the final conditions required for the Mine Plan of Operations.

Project Management and Ongoing Support Activities

Detailed engineering work has been adjusted to match the revised ROD and construction schedule. The Project team worked on the Project Execution Plan during the quarter. Since the commencement of permitting activities, the Company has maintained an active community relations program that includes maximizing the economic benefits to the Rosemont region. The program includes support of local and regional activities and maintaining a community outreach program.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

As at December 31, 2012 and September 30, 2013, Augusta’s capitalized development costs on the Rosemont project and deposits on long-lead equipment were as follows:

Development Costs

As at January 1, 2012	$119,014,472
Permitting, engineering and on-going support activities	28,239,085
Capitalized loan interest and financing charges	3,926,948
Capitalized stock-based compensation expense, net of forfeitures	1,527,532
As at December 31, 2012	$152,708,037

As at December 31, 2012	$152,708,037
Permitting, engineering and on-going support activities	16,532,282
Capitalized loan interest and financing charges	3,954,837
Mitigation land	3,261,506
Capitalized stock-based compensation expense, net of forfeitures	245,777
As at September 30, 2013	$176,702,439

Deposits on Long-lead Equipment

As at January 1, 2012	$78,213,911
Additions	3,900,225
Reclassification to property, plant and equipment	(70,443,212)
As at December 31, 2012 and September 30, 2013	$11,670,924

Financings

During the nine months ended September 30, 2013, the Company received proceeds of Cdn$0.01 million from the exercise of 16,667 stock options at an exercise price of Cdn$0.68 per share. The share price when the stock options were exercised was Cdn$2.45 per share.

On August 14, 2013, the Company entered into a Notes Purchase Agreement with two shareholders, one of which is an Officer and Director of the Company, providing for the Company to issue an aggregate of Cdn$10 million in convertible unsecured notes (the “Notes”). The Notes mature 5 years from the effective date of each of the Notes, bear interest at 7% per annum and the Company may at its option redeem the Notes after 3 years assuming the Company’s stock price is trading at least 125% of the conversion price for 20 consecutive trading days ending 5 trading days prior to the date on which a written notice of redemption is provided. The Notes also provides the note holders with an option to convert the principal into the Company’s common shares at a conversion price equal to a 30% premium over the volume weighted average trading price on the TSX for the 5 trading days prior to the last business day before the closing date of each tranche of the Notes. A total commitment fee of $0.2 million was paid on the Notes of which $0.1 million was paid to the one shareholder who is also an Officer and Director of the Company. As at September 30, 2013, the Company had issued and outstanding Notes of Cdn$3.5 million and issued the remaining Notes of Cdn$6.5 million during October 2013.

The Company signed a project financing mandate letter (“Mandate Letter”) on August 9, 2013 with a syndicate of 12 international financial institutions. The Mandate Letter sets out an exclusive arrangement describing the activities needed to arrange a limited recourse loan facility for the construction of the Company’s Rosemont Project in Arizona. The proposed senior secured debt is expected to provide all of the debt required for Rosemont, including a cost overrun component. During the nine months ended September 30, 2013, the Company incurred $2.4 million (Augusta’s share - $2.2 million) of legal, consulting and travel costs and is reported as prepaid debt issuance costs. These costs and future debt issuance costs will be netted against the future project loans.

In September 2010, the Company entered into an Earn-In Agreement with United Copper & Moly LLC (“UCM”) to earn up to a 20% interest in the Rosemont Project by funding $176 million of project expenditures. UCM had completed funding the first tranche of $70 million for pre-construction costs in the third quarter of 2011 and earned a 7.95% interest in the Rosemont Project. The remaining $106 million for construction will be funded once all the major permits are issued.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

Results of Operations

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

EXPENSES
Salaries and benefits	$452,162	$451,960	$1,413,461	$1,469,573
Stock-based compensation	418,916	291,374	1,443,877	1,696,055
Exploration and project investigation	308,542	291,485	1,311,388	873,382
Legal, accounting and audit	205,492	139,773	667,160	458,299
Travel	50,372	53,989	154,467	163,785
Consulting	39,683	16,896	71,593	38,089
Filing and regulatory fees	23,554	28,120	111,547	121,619
Recruiting fees	-	1,991	847	31,867
Office and administration	135,130	71,577	373,658	271,453
Rent	94,838	66,660	255,083	177,012
Investor relations	21,774	35,454	87,134	116,659
Directors' fees	47,096	50,455	140,501	148,865
Insurance	96,770	83,412	290,756	252,184
Membership and conferences	932	1,039	6,930	8,782
Amortization and depreciation	83,232	71,434	277,000	208,905
Fiscal and advisory services	6,761	4,384	21,679	29,113
Loss from operations	(1,985,254)	(1,660,003)	(6,627,081)	(6,065,642)
Interest and other income	168,258	149,915	801,916	463,247
Other expenses	(106,589)	(109,461)	(373,175)	(419,780)

Gain (loss) on shares, warrants and derivatives	43,565	(769,998)	(36,806)	429,279
Foreign exchange gain (loss)	(33,560)	80,904	(55,027)	58,443
Interest and finance charges	(56,635)	(3,653)	(69,487)	(12,919)
Loss before taxes	(1,970,215)	(2,312,296)	(6,359,660)	(5,547,372)
Deferred income tax recovery	277,688	195,600	670,579	737,890
Net loss and comprehensive loss for the period	$(1,692,527)	$(2,116,696)	$(5,689,081)	$(4,809,482)

For the three months ended September 30, 2013, the Company had a $1.7 million net loss and comprehensive loss (or $0.01 loss per share) compared to a $2.1 million net loss and comprehensive loss (or $0.01 loss per share) for the same period in 2012. The decrease was due primarily to a non-cash $0.8 million positive change in the valuation of shares and warrants and a $0.07 million mark-to-market gain on derivative liability. These were partially offset by increases in stock-based compensation expense of $0.1 million due to certain options and RSUs having different vesting schedules compared to those issued in 2012 and $0.1 million of foreign exchange losses. The financing costs also increased due to expensing of transaction costs allocated to the Notes’ conversion option issued in the third quarter.

For the nine months ended September 30, 2013, the Company had a $5.7 million net loss and comprehensive loss or $0.04 loss per share compared to a $4.8 million net loss and comprehensive loss or $0.03 loss per share for the same period in 2012. The increase was due primarily to a $0.7 million increase in cash operating expenses due primarily to project investigation activities and a $0.5 million negative change in the valuation of Ely shares, Red Kite warrants and derivatives. These increases were partially offset by a $0.3 million decrease in stock-based compensation expense due to timing differences in the vesting of the 2013 options and RSUs compared to those issued in 2012.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

Other significant variances during the third quarter include:

Exploration and Project Investigations

Exploration and project investigation costs for the three months ended September 30, 2013 were comparable to the costs incurred for the same period in 2012.

For the nine months ended September 30, 2013 exploration and project investigation costs increased $0.4 million to $1.3 million compared to $0.9 million for the same period in 2012 was due primarily to costs associated with the due diligence work on a potential project during the second quarter 2013.

Stock-based Compensation

Stock-based compensation expense increased $0.1 million to $0.4 million during the third quarter, compared to $0.3 million for the same period in 2012. The increase was due to the longer amortization period on certain share-based payments issued during the first quarter 2013 as compared to the share-based payments issued during the same period in 2012.

For the nine months ended September 30, 2013, stock-based compensation expense decreased $0.3 million to $1.4 million compared to a $1.7 million expense for the same period in 2012. The decrease was due to a longer vesting period on share-based payments issued in the first quarter 2013 compared to the share-based payments issued in the first quarter of 2012.

Gain (Loss) on Shares, Warrants and Derivatives

Gain (loss) on shares, warrants and derivatives consists of changes in the fair value of the Company’s investments in held for trading securities, Canadian dollar denominated share purchase warrants and convertible note derivative liability. The comparison quarter-over-quarter is not comparable due to the various components that make up the 2013 and 2012 figures. For instance, the comparable period in 2012 included the fair valuing of the Canadian dollar denominated exercise price of the warrants up to September 12, 2012 when the Company changed the exercise price to US dollars. This change resulted in the reclassification of the warrants from a derivative liability to an equity instrument and no longer requires the warrants to be fair valued at the end of each period.

In the third quarter, the Company recognized a $0.07 million unrealized gain relating to the mark-to-market revaluation of the convertible note derivative liability. This was partially offset by a decrease in the value of held-for-trading securities. The comparable period in 2012 included a $0.8 million unrealized loss on the Canadian dollar denominated share purchase warrants.

For the nine months ended September 30, 2013, the Company recognized a $0.04 million unrealized loss on held for trading securities and convertible note derivative liability compared to a $0.4 million unrealized gain on held for trading securities and Canadian dollar denominated warrants for the same period in 2012.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

Summary of Quarterly Results

Select financial information in accordance with IFRS for each of the eight most recently completed quarters are as follows:

	Interest and Other Income	Net Comprehensive Loss	Basic Loss Per Share	Diluted Loss Per Share
Q3 2013 Q2 2013 Q1 2013 Q4 2012 Q3 2012 Q2 2012 Q1 2012 Q4 2011	$ 168,258 462,910 170,748 193,860 149,915 140,070 173,262 368,886	$ (1,692,527) (1,786,106) (2,210,448) (4,909,395) (2,116,696) (1,225,287) (1,467,499) (279,009)	$ (0.01) (0.01) (0.02) (0.04) (0.01) (0.01) (0.01) (0.01)	$ (0.01) (0.01) (0.02) (0.04) (0.01) (0.01) (0.01) (0.01)

Factors that can or had caused fluctuations in the Company’s quarterly results include the timing of stock option grants, changes in the value of derivate liabilities, gains from sale of the Company’s interest in Rosemont and foreign exchange gains or losses related to the Company’s holding of Canadian dollar denominated working capital items. Since the Rosemont Project is not currently in production, the Company believes that its losses and loss per share are not a primary concern to investors in the Company.

Liquidity and Capital Resources

The Company’s cash position at September 30, 2013 was $0.7 million compared with $29.1 million at December 31, 2012. The Company had working capital deficit of $87.3 million at September 30, 2013 compared to a $28.8 million of positive working capital at December 31, 2012. The $116.1 million decrease in working capital was due primarily to reclassifying the Red Kite loan and accrued interest to current liability, a $2.8 million provision for the purchase of mitigation land, ongoing operating and permitting expenditures at the Rosemont Project, corporate administration and JPAR LLC cash contributions. The Red Kite loan is due on July 21, 2014.

On August 24, 2012, Cobre Verde Development Corporation, the Company’s wholly-owned subsidiary, and SICAN Inc. entered into a joint arrangement through the formation of JPAR LLC, an Arizona Limited Liability Company, to fund the construction and operate the Community Water Company of Green Valley CAP Water Delivery System (“CAP WDS”), which is estimated to cost $24 million to construct. The purpose of the CAP WDS is to replenish Rosemont’s use of groundwater for its future mining operations from within the Town of Sahuarita and the community of Green Valley. The joint arrangement is governed by an Operating Agreement which outlines the roles and responsibilities for each member, dispute resolution and dissolution, and actions that require unanimous consent. The Company is responsible for funding 100% of the construction of the CAP WDS. In conjunction with the JPAR Operating Agreement, there are also a number of agreements connected to purchase of Land Use Entitlements and the sharing of the pipeline capacity. During nine months ended September 30, 2013, the Company contributed $1.0 million (cumulative contributions of $1.5 million) into JPAR LLC and has recognized an 81.1% (December 31, 2012 - 63.1%) share of JPAR’s assets and 100% of its liabilities.

On August 8, 2013, the Company’s wholly-owned subsidiary, Cobre Verde de Mexico, S.A. de C.V. (“Cobre Verde”) was awarded a 25 year concession by the Administracion Portuaria Integral de Topolobampo, S.A. de C.V. (“API”) to build and operate a copper concentrate export facility at the Port of Topolobampo, Sinaloa, Mexico. The facility will manage bulk concentrate receiving, storage, and reclaim for load-out onto transport ships. As at September 30, 2013, $0.4 million of concession and engineering costs have been capitalized as property, plant and equipment. To finance the construction of the port facility, the Company has engaged National Bank Financial Inc. as its exclusive financial advisor in connection with a potential transaction involving a direct or indirect investment by third parties.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

This process, and any potential transaction, is expected to conclude late in the fourth quarter of 2013 or first quarter of 2014.

Rosemont’s partner has already completed its commitment to fund $70 million of pre-construction costs to earn a 7.95% equity interest in the Rosemont Project. The remaining $106 million of the $176 million total investment will be released on a pro-rata basis with Silver Wheaton Corp.’s (“Silver Wheaton”) $230 million to fund construction once all of the material permits have been issued. The Company does not expect to draw on these funds until the second quarter of 2014.

Project financing negotiations are currently underway and are expected to be in place prior to the commencement of construction at the Rosemont Project which the Company anticipates will occur in the second quarter of 2014. For the nine months ended September 30, 2013, the Company’s share of the legal, consulting and meeting expenses related to project financing activities totaled $2.2 million.

The Company used $5.5 million of cash for operating activities during nine months ended September 30, 2013 compared to $4.5 million for the same period in 2012. The $1.0 million increase was due primarily to the timing of vendor payments and the related changes to working capital.

The Company received $3.4 million in financing from the convertible notes issuance and incurred $2.2 million of prepaid debt issuance costs during the nine month period ended September 30, 2013. The Company also received $0.01 million from the exercise of stock options during the nine months ended September 30, 2013 compared to $1.7 million for the same period in 2012. The Company does not expect to generate significant revenue from its operations until Rosemont commences commercial production.

The Company used $24.4 million of cash in investing activities during the nine months ended September 30, 2013, compared to $30.2 million for the same period in 2012. The $5.8 million decrease was due primarily to lower spending on long-lead equipment purchases as the Company continued to adjust its Rosemont spending in accordance with the revised ROD schedule. The investing activities included $18.0 million (2012 - $26.6 million) spent on permitting, engineering and ongoing support activities and deposits on long-lead equipment, and $6.4 million (2012 - $3.5 million) spent on capital and other assets and contribution to restricted funds. The capital and other assets include various expenditures for the mine equipment, CAP water delivery system development costs, and the acquisition of mitigation property. The Company also received the annual $0.75 million payment from Ely Gold & Mineral Inc., which is discussed further under “Financial Instruments – Credit Risk”.

The Company’s forecast cash requirements for the next twelve months require significant expenditures on the Rosemont Project, which exceeds the Company’s current working capital and will require additional funding in the near term to meet its ongoing operating and permitting expenditures. The Company’s current financial position indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and the Company’s ability to continue is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding by early 2014 in order to continue development of the Rosemont Project until such time as permitting is completed and the Company can initiate construction on the project.

On August 14, 2013, the Company entered into a Notes Purchase Agreement providing for the Company to issue an aggregate of Cdn$10 million in convertible unsecured notes. The Company has fully drawn the Cdn$10 million as at the date of the MD&A. Although the Company is currently working on project financing and is confident in securing the funding to start construction at Rosemont, there is no assurance that such funding and/or project financing will be obtained or obtained on commercially favourable terms.

The Company has an off-balance sheet arrangement with Silver Wheaton where the Company has agreed to sell to Silver Wheaton all of its silver and gold ounces produced at the lower of $3.90 per ounce of silver and $450 per ounce of gold delivered, or prevailing market price, in exchange for $230 million to fund construction. These funds can only be drawn after all of the major permits have been issued and the arrangement of project financing is completed.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

The consolidated financial statements are prepared on a going concern basis, which assumes the Company will be able to meet its obligations as they become due for the next twelve months.

Commitments

The Company had the following known commitments and contractual obligations as at September 30, 2013:

				More than 5
in U.S. dollars	Less than 1 year	1-3 years	3-5 years	years	Total
Accounts payable and accrued liabilities	$5,770,997	$-	$-	$-	$5,770,997
Other liability	3,615,741	-	-	-	3,615,741
Long-term debt	95,185,528	3,608,500	-	-	98,794,028
JPAR and right of way	221,350	-	-	-	221,350
Deposits on long-lead equipment purchases	-	60,795,405	-	-	60,795,405
Operating lease obligations	1,163,155	2,451,051	1,987,610	-	5,601,816
	$105,956,771	$66,854,956	$1,987,610	$-	$174,799,337

Outlook

The USFS delivered the PA FEIS for the Company’s Rosemont Project to the Federal, State and Local cooperating agencies for their final comments on July 1, 2013. The cooperating agencies were given 30 days to provide their final comments. Subsequently, new USFS rules governing the ROD process came into effect on September 27, 2013. The new rules process replaces the 105-day appeal period that followed the issuance of the ROD with a 90-120 day comment and resolution period that will follow the issuance of a draft ROD ahead of the final ROD. The 90-120 day period is comprised of a 45-day comment period for parties who had submitted substantive comments in prior public comment periods to submit comments on the draft ROD. After the comment period, a 45-day resolution period starts where the Regional Forester will examine the comments and prepare written responses and negotiate changes in the draft ROD, if the comments meet a certain significant level. The USFS has the option to extend the 45-day resolution period by an additional 30 days. The FEIS and draft ROD are now scheduled to be issued in the fourth quarter of 2013.

The Company expects to receive the 404 Permit after the issuance of the final EIS from the USFS.

Detailed engineering, including earthwork, civil and structural design, have been adjusted to the revised ROD schedule. The project management team will continue work on the project execution plan. Ongoing discussions with vendors are being held with respect to transportation, storage, off-loading facilities, and smelters for the copper and molybdenum concentrates as well as freight being delivered during the construction phase of the project.

Basic engineering on the Topolobampo Port Facility started in September 2013 and is expected to be completed in the first quarter of 2014. Construction is expected to start in the second quarter of 2014. The Company is currently working on finalizing the capital cost estimates on the Topolobampo project with the preliminary cost estimate is expected to be between $30 million to $40 million. To fund construction, the Company has engaged National Bank Financial Inc. as its exclusive financial advisor in connection with potential transactions involving direct or indirect investment by third parties into Cobre Verde de Mexico, the owner of the 25-year concession to operate the port facility. This process, and any potential transaction, is expected to conclude late in the fourth quarter 2013 or early 2014.

The Company is continuing with project financing activities with the goal of completing project financing in the second quarter of 2014. Initial funding for construction will be provided by the $106 million Tranche 2 investment from Rosemont’s partner and Silver Wheaton’s $230 million to purchase life-of-mine silver and gold ounces produced from the Rosemont mine. The Company will also be evaluating various financing alternatives to ensure that the Company continues to operate as a going concern and settle its obligations as they become due. As discussed under “Liquidity and Capital Resources”, the Company must obtain additional funding by early 2014 in order to continue development of the Rosemont Project until such time as permitting is completed and the Company can initiate construction on the project. The Company expects to use a portion of the UCM and Silver Wheaton funding to repay the Red Kite loan and accrued interest that is due on July 21, 2014.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

The Company’s community relations campaign of meeting with community leaders, neighbourhood groups and public tours of the Rosemont Project site will continue in 2013 to promote the economic benefits of the project and the Company’s plans on alleviating the impact of mining activities on the environment.

Forecast operating and capital expenditures for the next twelve months total approximately $295 million and are based on the FEIS and draft ROD being issued in the fourth quarter of 2013 with construction to commence in the second quarter of 2014. This forecast includes approximately $194 million for Rosemont permitting and construction, $72 million for project financing fees and expenses, $4 million for general and administration and $25 million for non-Rosemont capital projects such as the construction of the CAP water delivery system and the Topolobampo port facility. Funding for the forecast expenditures will initially come from Rosemont’s partner and Silver Wheaton followed by proceeds from project financing. Any delays in the permitting process or any unplanned expenditures may require the Company to raise additional funds. Unforeseen market events and conditions could impede access to capital or increase the cost of capital and have an adverse effect on Augusta’s ability to fund its working capital and other capital requirements and hence, there is no assurance that these initiatives will be successful.

In the event of a further delay in the issuance of the FEIS and draft ROD, spending on construction and project financing activities of approximately $266 million will be curtailed and instead cash expenditures will be reduced to $2.5 million per month to provide for finalizing Rosemont’s permitting activities, port expenditures, and general and administration expenses.

Transactions with Related Parties

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at September 30, 2013 and December 31, 2012, included in due from related parties were $0.12 million and $0.02 million, respectively.

On July 1, 2010, the Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs to each of the companies under a management services agreement. Costs incurred by ManCo are allocated between the related companies based on time incurred and use of services and are charged at cost. Each company holds an equal share in ManCo. For each of the three and nine months ended September 30, 2013 and 2012, ManCo charged the Company $0.32 million and $0.95 million for its share of salaries, rent and other administrative expenses.

As discussed above, the Company entered into a Notes Purchase Agreement with a shareholder who is also an Officer and Director of the Company. The Notes Purchase Agreement provides for the Company to issue an aggregate of Cdn$5 million in Notes to the Officer and Director of the Company and pay a 2% commitment fee.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2013 and 2012 are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Salaries and benefits	$550,254	$552,378	$1,649,975	$1,607,999
Stock-based compensation	556,900	394,470	1,780,105	2,010,430
	$1,107,154	$946,848	$3,430,080	$3,618,429

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Outstanding Share Data

The following table summarizes the outstanding share information as at November 13, 2013.

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Issued and outstanding common shares	144,412,062	$ -
Restricted share units	315,001	-
Incentive stock options	7,285,668	3.00
Share purchase warrants	1,791,700	USD $ 3.85
	153,804,431

FINANCIAL INSTRUMENTS

IFRS 13, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include: cash and equivalents, accounts receivable, short-term investments, due from related parties, long-term receivable, restricted funds, accounts payable and accrued liabilities, other liability, long-term debt, and derivative liability. The cash and cash equivalents, short-term investments and restricted funds are classified as Level 1 on the fair value hierarchy. The derivative liability is classified as Level 3 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates and the functional currency of the Company.

The Company issues equity in Canadian dollars but the majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is primarily exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	September 30,	December 31,
	2013	2012
Cash and cash equivalents	$310,268	$371,288
Accounts receivable	301,919	55,475
Short-term investments	154,043	259,440
Accounts payable and accrued liabilities	(671,866)	(575,752)
Derivative liability	(793,186)	-
Long-term liability	(2,543,797)	-
	$(3,242,619)	$110,451

Based on the net Canadian dollar denominated asset and liability exposures as at September 30, 2013, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $0.32 million (September 30, 2012 - $0.09 million).

Credit risk

Credit risk arises from cash and cash equivalents and restricted funds held with banks and financial institutions and receivable from our partner, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset relates to an Ely receivable, which has a carrying value of $1.47 million and is payable over the next two years to June 1, 2015. In the event that Ely does not make the required payments, the Company can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should the Company reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved through the management of its capital structure and debt leverage.

Based on the Company’s planned expenditures on permitting, engineering and on-going support activities at the Rosemont Project for the next twelve months, the Company will require additional debt or equity financings to meet its obligations as they become due. Recent upheavals in the financial markets worldwide, particularly for publicly-traded mining companies, could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in a delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an EI Agreement with UCM to earn up to a 20% interest in the Rosemont Project by contributing cash of up to $176 million to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The 2012 Feasibility Study update estimated the capital cost of the mill and mining equipment and all related construction costs including mine pre-development costs at $1.23 billion. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The capital requirements for the next twelve months will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont Project as well as for administration expenses. Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from potential future financings to meet its ongoing commitments and capital purchases.

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting estimates that may affect the Company’s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures, development costs and the determination of the fair value of stock-based compensation and share purchase warrants issued with strike price that is denominated in a currency other than the issuer’s functional currency. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

Mineral Properties and Development Costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, (ii) facts and circumstances suggest that the carrying amount exceed the recoverable amount, and (iii) a decline in base metal prices, adverse impact due to changes in government regulations, and other market conditions.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable resources are expensed as incurred.

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances might indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written-down to the estimated recoverable amount.

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

Stock-based Compensation

The Company grants stock options to employees, directors and consultants under its stock option plan. The fair value method of accounting is used for stock-based awards. Under this method, stock options and restricted share units are recorded at their estimated fair value on the grant date and are charged either to earnings or capitalized to development costs over the vesting period with a corresponding credit to reserves. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted shares are issued from treasury at date on the grant and are fair valued at the date of grant. The fair value is charged to either earnings or capitalized over the vesting period. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the calculated expense for the award on a straight-line basis over the vesting period of the award.

Financial Instruments

The Company may issue share purchase warrants with a Canadian dollar strike price to subscribers pursuant to debt or equity financings by the Company. Share purchase warrants are initially recorded at its estimated fair value on the date of issue and charged to either share issue costs on an equity issue or netted against the proceeds from a debt issue with a corresponding credit to warrants liability only if the underlying strike price is denominated in a currency that is not the same as the functional currency of the issuer. The share purchase warrants are fair valued at each balance sheet date and any changes to the fair value are charged or credited to the statement of comprehensive profit (loss). On the date of exercise, the warrants are fair valued and transferred from warrants liability to share capital.

The Company may enter into financing arrangements which may include the issuance of convertible debentures that are denominated in a currency different than the Company’s U.S. dollar functional currency. The share conversion feature of these convertible debentures is classified as a derivative liability and is fair valued at each balance sheet date with changes in the fair value recognized in the statement of comprehensive loss.

NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning 2013, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

Adoption of New or Amended IFRS

On January 1, 2013, the Company adopted the following new accounting standards that were previously issued by the IASB:

Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company applied IFRS 10 at January 1, 2013, and did not have an impact on the condensed consolidated interim financial statements.

Joint Arrangements

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities –Non-Monetary Contributions by Venturers. IFRS 11 provides for a principles-based approach to the accounting for joint arrangements that requires an entity to recognize its contractual rights and obligations arising from its involvement in joint arrangements. A joint arrangement is an arrangement in which two or more parties have joint control. Under IFRS 11, joint arrangements are classified as either a joint operation or a joint venture, whereas under IAS 31, they were classified as a jointly controlled asset, jointly controlled operation or a jointly controlled entity. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures, whereas IAS 31 permitted a choice of the equity method or proportionate consolidation for jointly controlled entities. Under IFRS 11, for joint operations, each party recognizes its respective share of the assets, liabilities, revenues and expenses of the arrangement. The Company applied IFRS 11 retrospectively by reassessing the type of, and accounting for, each joint arrangement in existence at January 1, 2013. No significant impacts resulted on the condensed consolidated interim financial statements.

Disclosure of interest in other entities

IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities and the effects of those interests on its financial statements. Disclosures arising from the adoption of IFRS 12 can be found in Note 3 in the condensed consolidated interim financial statements.

Fair value measurement

IFRS 13, Fair Value Measurement, sets out a single IFRS framework for measuring fair value, clarifies the definition of fair value, and enhances disclosures about fair value measurements. The Company applied IFRS 13 prospectively at January 1, 2013, and did not have an impact on the condensed consolidated interim financial statements.

Future Accounting Changes

Financial instruments

IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2015, and has not yet considered the potential impact of the adoption of IFRS 9.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated on a timely basis. Management, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures.

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. However, due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

There have been no changes to the Company’s internal controls over financial reporting that occurred during the nine months ended September 30, 2013 that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.

Control Framework

Management has used the framework from the Committee of Sponsoring Organizations of the Treadway Commission in order to assess the effectiveness of the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The Company and its current and future business and financial condition are subject to various risks and uncertainties due to the nature of the business and the present stage of development of the Rosemont Project. Certain of these risks and uncertainties are set out below and a comprehensive list can be found under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2012, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Augusta will require additional capital to fund future business plans.

As of September 30, 2013, Augusta had working capital deficit of $87.3 million, which includes the Red Kite loan due on July 21, 2014 and a provision for the purchase of mitigation land. Augusta has minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont is placed into commercial production. Prior to commencement of construction, Augusta will require project financing to be in place.

Augusta will need to raise additional capital by early 2014 through debt or equity financing, and possibly production sharing arrangements or other means in order to fund its operations. Recent upheavals in the financial markets worldwide, particularly for publicly-traded mining companies, could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta could lose its only material property upon an event of default under the loan agreement with Red Kite.

The Company’s obligations under the Red Kite loan Agreement are secured by the common shares and assets of Rosemont Copper Company, which holds the Company’s only material property. In the event of a default in which the Company is unable to immediately pay all accrued and unpaid interest and principal debt, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and the Company’s shareholders could lose their entire investment.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather conditions, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Price volatility - copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, its financial results, and its exploration, development and mining activities, if any, may be adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Metal prices fluctuate widely and are affected by numerous factors beyond Augusta’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and general economic conditions throughout the world. Metal prices fluctuate in response to these and many factors that cannot be predicted. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10% change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in permanently closing a property.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-down of Augusta’s investment in Rosemont and increased amortization, reclamation and closure charges.

In addition to adversely affecting Augusta’s mineralized material estimates and financial condition, declining metal prices may impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Insurance risk.

The Company’s insurance will not cover all the potential risks associated with mining operations such as environmental pollution and other hazards as a result of production which may not be insured against or which the Company does not elect to insure against due to high insurance premiums. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on its financial condition and results of operations.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

Title to Augusta’s properties may be subject to other claims.

Although Augusta believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, control or has the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of Augusta’s properties, which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and Augusta cannot be certain that specific quantities of copper, molybdenum, silver, gold or other mineral will in fact be realized. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of the Company’s properties. In addition, Augusta cannot be certain that metal recoveries in small-scale laboratory tests can be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect Augusta’s business and planned operations.

Augusta believes its exploration projects comply with existing environmental and mining laws and regulations affecting its operations. The Company’s mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Augusta cannot guarantee that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims is granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

All of the foregoing could adversely affect the economic and financial viability of mining operations at the Rosemont property.

Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Augusta’s business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.